Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

January 9, 2023

Division of Corporation Finance

Office of Life Sciences
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Conlon Danberg and Ms. Celeste Murphy

Re:	JATT Acquisition Corp
Amendment No. 3 to Registration Statement on Form S-4 Filed on December 15, 2022
File No. 333-267005

Dear Mr. Danberg and Ms. Murphy:

On behalf of our client, JATT Acquisition Corp (the “Company”), we hereby provide a response to the comments issued in a letter dated December 27, 2022 (the “Staff’s Letter”) regarding the Company’s Amendment No. 3 to the Registration Statement on Form S-4 that was submitted on December 15, 2022 (the “Amendment No. 3”).

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 4 to the Registration Statement (“Amendment No. 4”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of Amendment No. 4, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 3 to Registration Statement on Form S-4 filed December 15, 2022

Summary of the Proxy Statement

The Parties to the Business Combination Zura, page 24

1.	We note your revised disclosure regarding Zura and re-issue comment 7 from our August 3, 2022 letter in part. Please balance your disclosure regarding Zura to:

•	state that Zura was recently formed on January 18, 2022 and that it has not conducted any clinical tests itself, nor have any clinical tests been conducted during the period since its inception;

•	state that Zura does not have any product candidates approved for sale and has not generated any revenue from product sales to date;

•	note that the completed Phase 2 trial for torudokimab was conducted in patients with atopic dermatitis and that following an interim analysis of the study, the sponsor determined that the efficacy data observed did not warrant continuation of the trial and the study was terminated; and

•	provide the current status of the planned randomized phase 2 studies with torudokimab and ZB-168, including whether Zura has made an IND submission with the FDA for such studies.

Response: We acknowledge the Staff’s comment and have revised the disclosures on page 26.

Additionally, we note your statement on page 228 that asthma is "[y]our lead indication" and that your planned randomized Phase 2 studies "will include asthma and may include additional autoimmune indications." Please revise your summary description of Zura to indicate that asthma is your lead indication. In this regard, we note that the current disclosure states that your planned Phase 2 studies "may include asthma" among other indications.

Response: We acknowledge the Staff’s comment and have revised the disclosures on page 228 and following to remove the reference to asthma as the “lead indication.”

Our Vision and Our Strategy, page 190

2.	We note your statement that you are "among the leaders in exploring the therapeutic benefit of blocking IL33 with torudokimab, which has the potential to be a best in class mechanism based on the head to head potency of torudokimab vs other IL33 inhibitors in vitro." Please expand on this statement to discuss the details of any head to head comparisons of torudokimab vs other IL33 inhibitors that have been completed to date.

Response: We acknowledge the Staff’s comment and have revised the disclosures on page 207.

Clinical trial Overview

Phase 1a single ascending dose trial Safety and Tolerability, page 199

3.	We refer to your statement that "[o]verall, single and multiple doses of torudokimab were safe and well tolerated by all subjects" and reissue comment 28 from our August 3, 2022 letter. Determinations with respect to safety and efficacy are within the sole authority of the FDA, EMA or equivalent foreign regulator. Please revise your registration statement to remove the reference to doses of torudokimab being "safe" as well as any other statements relating to safety and efficacy in instances where you have not yet received full approval for your product candidates.

Response: We acknowledge the Staff’s comment and have revised the disclosures on page 215 and elsewhere to remove references to torudokimab as “safe.”

Certain Relationships and Related Party Transactions of Zura Put-Call Letter Agreement, page 295

4.	We note your description of the Put-Call Letter Agreement entered into on December 8, 2022. Please revise this description to include the name of the investor and the number of shares subject to the agreement.

Response: We acknowledge the Staff’s comment and have revised the disclosures on page 311.

General

5.	We note your revised disclosure regarding the January 16, 2023 Outside Date to consummate a business combination. It appears that you have also filed a proxy statement for an extraordinary general meeting of shareholders to be held on January 12, 2023 to seek shareholder approval of an extension of the Outside Date from January 16, 2023 to April 17, 2023. In your next amendment, please include disclosure regarding this meeting and reflect any associated events such as redemptions that may occur in connection with the extension amendment.

Response: We acknowledge the Staff’s comment and have added the disclosures on pages 9 and 37 of Amendment No. 4. We further confirm that the Company will make additional appropriate revisions to the Registration Statement once the amount of public share redemptions are determined in connection with the Extraordinary General Meeting being held on January 12, 2023.

Please call me at (212) 407-4866 if you would like additional information with respect to any of the foregoing.

Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso

Partner

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